UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number: 1-9059

Barrick Gold Corporation

(Registrant’s name)

Brookfield Place, TD Canada Trust Tower, Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario M5J 2S1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This amendment on Form 6-K/A is being furnished by Barrick Gold Corporation (“Barrick”) to amend the Form 6-K furnished to the Securities and Exchange Commission on February 14, 2018 (the “Original Form 6-K”), in order to correct errors contained in the statement of mineral reserves and resources as at December 31, 2017 (the “Reserve and Resource Statement”) included in the 2017 Year-End Management’s Discussion and Analysis (the “MD&A”) portions of Exhibit 99.1.

Subsequent to the release of the MD&A, Barrick noted that the Reserve and Resource Statement: (a) overstated reserves at Turquoise Ridge by approximately 61,000 ounces due to the failure to account for depletion in the last quarter of 2017; and (b) overstated reserves, measured and indicated resources, and inferred resources at Goldstrike Underground by approximately 44,000 ounces, 16,000 ounces and 24,000 ounces, respectively, due to a failure to back-out third party interests.

A revised MD&A, including a revised Reserve and Resource Statement, is furnished herewith as Exhibit 99.1 and replaces and supersedes the MD&A portions of Exhibit 99.1 of the Original Form 6-K appearing on pages 22 to 92. This revised MD&A should be read together with the remainder of Exhibit 99.1 of the Original Form 6-K.

INCORPORATION BY REFERENCE

This report on Form 6-K/A is hereby incorporated by reference into the Registration Statements on Form F-3 (File No. 333-206417) filed with the SEC on August 14, 2015 and Form F-10 (File No. 333-216099) filed with the SEC on February 15, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date:	February 21, 2018	By:	/s/ Richie Haddock
			Name:	Richie Haddock
			Title:	Senior Vice-President and
General Counsel

EXHIBIT

Exhibit	Description of Exhibit

99.1	Barrick Gold Corporation Management’s Discussion and Analysis as at and for the years ended December 31, 2017 and December 31, 2016